SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

Vision-Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

927912105

(CUSIP Number)

James A. Tracy, Vice President, Financial Operations

Vision-Sciences, Inc.

9 Strathmore Road, Natick, Massachusetts 01760

(508) 650-9971

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927912105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lewis C. Pell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,631,955 (beneficial interest disclaimed in 92,500)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,631,955 (beneficial interest disclaimed in 92,500)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,631,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock, par value $.01 per share, of Vision-Sciences, Inc. The principal executive office of the issuer is located at 9 Strathmore Road, Natick, Massachusetts 01760.

Item 2.	Identity and Background
(a)	Lewis C. Pell
(b)	c/o Vision-Sciences, Inc. 9 Strathmore Road Natick, Massachusetts 01760
(c)	Vice Chairman of the Board of Directors, Vision-Sciences, Inc., 9 Strathmore Road, Natick, Massachusetts 01760
(d)	Mr. Pell has not been convicted in any criminal proceeding in the last five years that must be disclosed under this item.
(e)	Mr. Pell has not been party to any civil proceeding in the last five years that must be disclosed under this item.
(f)	Mr. Pell is a citizen of the USA.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Pell paid for these shares out of his personal funds.

Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Mr. Pell purchased these shares for investment purposes.

In the event that the issuer determines that it is necessary to undertake any future equity financings, Mr. Pell may participate in such financings.

Item 5.	Interest in Securities of the Issuer
(a)

As of January 31, 2003, Mr. Pell had sole voting and investment power as to 6,631,955 shares of Common Stock (except as this amount may be limited by the explanations contained in the following paragraph), which represent 24.4% of the Common Stock outstanding, based on 27,198,712 shares of Common Stock issued and outstanding as of September 30, 2002.

6,539,455 shares are owned directly by Mr. Pell.  Mr. Pell’s wife and child own 50,000 shares and 42,500 shares, respectively.  Mr. Pell disclaims beneficial ownership of these shares.

(b)	See Item 5(a) immediately above.
(c)

Since Mr. Pell’s most recent amendment to his Schedule 13G:

On August 24, 1999, Mr. Pell purchased 416,666 shares of common stock of the issuer in a private placement at a purchase price of $1.20 per share, which price was equal to 80% of the average closing prices of the common stock on the Nasdaq National Market for the five preceding trading days.

On December 8, 1999, Mr. Pell purchased 304,878 shares of common stock of the issuer in a private placement at a purchase price of $.82 per share, which price was equal to 80% of the average closing prices of the common stock on the Nasdaq National Market for the five preceding trading days.

On December 11, 2000, Mr. Pell purchased 1,612,903 shares of common stock of the issuer in a private placement at a purchase price of $.62 per share, which price was equal to 80% of the average closing prices of the common stock on the Nasdaq National Market for the five preceding trading days.

(d)	No other person is known to have the right to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, these shares.
(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2003
Date
/s/ Lewis C. Pell
Signature
Lewis C. Pell
Name/Title